Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Just Energy Group Inc. (“Just Energy” or the “Company”)

80 Courtneypark Dr. West, Units 3 and 4

Mississauga, Ontario

L5W 0B3

Item 2 - Date of Material Changes:

February 26, 2021

Item 3 – News Release:

A news release with respect to the material change summarized in this material change report was issued by the Company on February 26, 2021 through the facilities of GlobeNewswire. A copy of the news release has been filed on SEDAR and is available under the Company’s profile at www.sedar.com.

Item 4 – Summary of Material Change:

On February 26, 2021 the Company announced its third quarter results for fiscal year 2021 and updated its previous announcement advising that management is continuing to assess the impact of the extreme cold weather experienced in the State of Texas commencing on or about February 13, 2021 continuing through February 19, 2021 (the “Weather Event”). The Company estimates that the financial impact of the Weather Event on the Company could be a loss of between $50 million and $315 million. The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and impacts of customer credit losses. The estimated substantial losses could be materially adverse to the Company’s liquidity and its ability to continue as a going concern.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On February 26, 2021 the Company announced its third quarter results for fiscal year 2021 and updated its previous announcement advising that management is continuing to assess the impact of the Weather Event.

The Weather Event resulted in the Company having to balance its power supply through the Electric Reliability Council of Texas (“ERCOT”) at artificially mandated high electricity prices and significantly increased ancillary service costs as described in the Company’s Management Discussion and Analysis filed on February 26, 2021. As at February 22, 2021, the Company reviewed the available information regarding the Company’s customer load for the Weather Event and estimated that the Company may have incurred a loss of CAD $315 million (approximately USD $250 million). This week, the Company received initial settlement statements from ERCOT, which are subject to resettlements, that may be material, showing lower customer load. The initial statements from ERCOT, without any resettlement, would result in significantly lowering the Company’s exposure to approximately CAD $50 million (approximately USD $40 million). Given the material differences between the load information, the Company continues to investigate the differences in load information. Under normal ERCOT protocols resettlements occur 55 days after the operating day. However, ERCOT has indicated that it may resettle earlier. The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and the impact of customer credit losses.

The Company estimates that the financial impact of the Weather Event on the Company could be a loss of between $50 million and $315 million. The total financial impact may materially change due to ERCOT final settlement data as it becomes available, any government or regulatory actions or potential litigation with respect thereto, failure of other parties to pay amounts owing to ERCOT and impacts of customer credit losses. The estimated substantial losses could be materially adverse to the Company’s liquidity and its ability to continue as a going concern. The Company is in discussions with its key stakeholders regarding the impact of the Weather Event and will provide an update as appropriate.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

For further information, please contact Michael Carter, Chief Financial Officer at (214) 724-8662.

Item 9 – Date of Report:

March 1, 2021

FORWARD-LOOKING STATEMENTS

This material change report may contain forward-looking statements. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the financial impact of the Weather Event on the Company, the potential for government or regulatory action or litigation, the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity, the Company’s ability to continue as a going concern, the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; dependence on certain suppliers. Additional information on these and other factors that could affect the Company’s operations or financial results are included in the Company’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.justenergygroup.com.